UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11.00

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Memory Pharmaceuticals Corp.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

58606R403

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58606R403

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oxford Bioscience Partners II L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Shares

	6.	Shared Voting Power 1,835,545 Shares

	7.	Sole Dispositive Power 0 Shares

	8.	Shared Dispositive Power 1,835,545 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,835,545 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.97%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oxford Bioscience Partners (Adjunct) II L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Shares

	6.	Shared Voting Power 1,835,545 Shares

	7.	Sole Dispositive Power 0 Shares

	8.	Shared Dispositive Power 1,835,545 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,835,545 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.97%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oxford Bioscience Partners (GS-Adjunct) II L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Shares

	6.	Shared Voting Power 1,835,545 Shares

	7.	Sole Dispositive Power 0 Shares

	8.	Shared Dispositive Power 1,835,545 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,835,545 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.97%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oxford Bioscience Partners II (Annex) L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Shares

	6.	Shared Voting Power 1,835,545 Shares

	7.	Sole Dispositive Power 0 Shares

	8.	Shared Dispositive Power 1,835,545 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,835,545 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.97%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OBP Management II L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Shares

	6.	Shared Voting Power 1,835,545 Shares

	7.	Sole Dispositive Power 0 Shares

	8.	Shared Dispositive Power 1,835,545 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,835,545 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.97%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oxford Bioscience Partners (Bermuda) II Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Shares

	6.	Shared Voting Power 1,835,545 Shares

	7.	Sole Dispositive Power 0 Shares

	8.	Shared Dispositive Power 1,835,545 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,835,545 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.97%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OBP Management (Bermuda) II Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Shares

	6.	Shared Voting Power 1,835,545 Shares

	7.	Sole Dispositive Power 0 Shares

	8.	Shared Dispositive Power 1,835,545 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,835,545 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.97%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OBP Management (Bermuda) II Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Shares

	6.	Shared Voting Power 1,835,545 Shares

	7.	Sole Dispositive Power 0 Shares

	8.	Shared Dispositive Power 1,835,545 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,835,545 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.97%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edmund M. Olivier

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Shares

	6.	Shared Voting Power 1,835,545 Shares

	7.	Sole Dispositive Power 0 Shares

	8.	Shared Dispositive Power 1,835,545 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,835,545 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.97%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cornelius T. Ryan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Shares

	6.	Shared Voting Power 1,835,545 Shares

	7.	Sole Dispositive Power 0 Shares

	8.	Shared Dispositive Power 1,835,545 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,835,545 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.97%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alan G. Walton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Shares

	6.	Shared Voting Power 1,835,545 Shares

	7.	Sole Dispositive Power 0 Shares

	8.	Shared Dispositive Power 1,835,545 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,835,545 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.97%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jonathan J. Fleming

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 Shares

	6.	Shared Voting Power 1,835,545 Shares

	7.	Sole Dispositive Power 0 Shares

	8.	Shared Dispositive Power 1,835,545 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,855,545 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.97%

12.	Type of Reporting Person (See Instructions) IN

NOTE:  This Statement on Schedule 13G is being filed on behalf of: (i) Oxford Bioscience Partners II L.P., a Delaware limited partnership; (ii) Oxford Bioscience Partners (Adjunct) II L.P., a Delaware limited partnership; (iii) Oxford Bioscience Partners (GS-Adjunct) II L.P., a Delaware limited partnership; (iv) Oxford Bioscience Partners II (Annex) L.P., a Delaware limited partnership; (v) OBP Management II L.P., a Delaware limited partnership; (vi) Oxford Bioscience Partners (Bermuda) II Limited Partnership, a Bermuda limited partnership; (vii) OBP Management (Bermuda) II Limited Partnership, a Bermuda limited partnership; (viii) OBP Management (Bermuda) II Ltd., a Bermuda company; (ix) Edmund M. Olivier; (x) Cornelius T. Ryan; (xi) Alan G. Walton; and (xii) Jonathan J. Fleming.

Item 1.
(a)	Name of Issuer Memory Pharmaceuticals Corp.
(b)	Address of Issuer’s Principal Executive Offices 100 Philips Parkway, Montvale, New Jersey 07645
Item 2.
(a)	(b)	(c)
Name of Person Filing	Address	Citizenship or Place of Organization
Oxford Bioscience Partners II L.P. (“OBP II”)	Oxford Bioscience Partners 315 Post Road West Westport, CT 06880	Delaware
Oxford Bioscience Partners (Adjunct) II L.P. (“OBP Adjunct II”)	Oxford Bioscience Partners 315 Post Road West Westport, CT 06880	Delaware
Oxford Bioscience Partners (GS-Adjunct) II L.P. (“OBP GS-Adjunct II”)	Oxford Bioscience Partners 315 Post Road West Westport, CT 06880	Delaware
Oxford Bioscience Partners II (Annex) L.P. (“OBP Annex II”)	Oxford Bioscience Partners 315 Post Road West Westport, CT 06880	Delaware
OBP Management II L.P. (“OBP Management II”) the general partner of OBP II, OBP Adjunct II, OBP GS-Adjunct II and OBP Annex II	Oxford Bioscience Partners 315 Post Road West Westport, CT 06880	Delaware
Oxford Bioscience Partners (Bermuda) II Limited Partnership (“OBP Bermuda II”)	Richmond House Par-la-Ville Road Hamilton, Bermuda	Bermuda
OBP Management (Bermuda) II Limited Partnership (“OBP Management Bermuda II”), the general partner of OBP Bermuda II	Richmond House Par-la-Ville Road Hamilton, Bermuda	Bermuda
OBP Management (Bermuda) II Ltd. (“OBP Bermuda II Ltd.”), the corporate general partner of OBP Management Bermuda II	Richmond House Par-la-Ville Road Hamilton, Bermuda	Bermuda
Edmund M. Olivier, a general partner of OBP Management II and OBP Management Bermuda II	Oxford Bioscience Partners 650 Town Center Drive Costa Mesa, California 92626	United States
Cornelius T. Ryan, a general partner of OBP Management II and OBP Management Bermuda II	Oxford Bioscience Partners 315 Post Road West Westport, CT 06880	United States
Alan G. Walton, a general partner of OBP Management II and OBP Management Bermuda II	Oxford Bioscience Partners 315 Post Road West Westport, CT 06880	United States
Jonathan J. Fleming, a general partner of OBP Management II and OBP Management Bermuda II	Oxford Bioscience Partners 222 Berkeley Street Boston, MA 02116	United States
(d)	Title of Class of Securities Common Stock, $0.001 par value.
(e)	CUSIP Number 58606R403

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
None of the above.
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:
As of December 31, 2004, each of the following is the owner of record of the number of shares, or options to purchase the number of shares of Common Stock set forth next to his, her or its name:

		OBP II:	357,715 Shares
		OBP Adjunct II:	100,306 Shares
		OBP GS-Adjunct II:	352,679 Shares
		OBP Annex II:	757,001 Shares
		OBP Management II:	0 Shares
		OBP Bermuda II:	267,844 Shares
		OBP Management Bermuda II:	0 Shares
		OBP Bermuda II Ltd.:	0 Shares
		Mr. Olivier:	0 Shares
		Mr. Ryan:	0 Shares
		Mr. Walton:	0 Shares
		Mr. Fleming:	0 Shares

By virtue of their relationship as affiliated limited partnerships, whose sole general partners share individual general partners, OBP II, OBP Adjunct II, OBP GS-Adjunct II, OBP Annex II and OBP Bermuda II may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each partnership owns of record.  OBP Management II (as the general partner of OBP II, OBP Adjunct II, OBP GS-Adjunct II and OBP Annex II) and OBP Management Bermuda II (as the general partner of OBP Bermuda II) may also be deemed to own beneficially the shares of OBP II, OBP Adjunct II, OBP GS-Adjunct II,  OBP Annex II and OBP Bermuda II.  OBP Bermuda II Ltd., as the corporate general partner of OBP Management Bermuda II, may also be deemed to own beneficially the shares of OBP II, OBP Adjunct II, OBP GS-Adjunct II, OBP Annex II and OBP Bermuda II.  Messrs. Ryan, Walton, Olivier and Fleming are general partners of both OBP Management II, the general partner of OBP II, OBP Adjunct II, OBP GS-Adjunct II and OBP Annex II, and OBP Management Bermuda II, the general partner of OBP Bermuda II.  Therefore, each of Messrs. Ryan, Walton, Olivier and Fleming, the general partners of OBP Management II and OBP Management Bermuda II, may be deemed to own beneficially the shares held by OBP II, OBP Adjunct II, OBP GS-Adjunct II, OBP Annex II and OBP Bermuda II.

	(b)	Percent of class:
		OBP II:	8.97%
		OBP Adjunct II:	8.97%
		OBP GS-Adjunct II:	8.97%
		OBP Annex II	8.97%
		OBP Management II:	8.97%
		OBP Bermuda II:	8.97%
		OBP Management Bermuda II:	8.97%
		OBP Bermuda II Ltd.:	8.97%
		Mr. Olivier:	8.97%
		Mr. Ryan:	8.97%
		Mr. Walton:	8.97%
		Mr. Fleming:	8.97%

The foregoing percentages are calculated based on the 20,447,911 shares of Common Stock reported to be outstanding as of November 15, 2004 in the Quarterly Report on Form 10-Q of Memory Pharmaceuticals Corp. for the quarter ended September 30, 2004, as adjusted pursuant to Rule 13d-3 (d)(1) of the Act.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote
	OBP II:	0 Shares
	OBP Adjunct II:	0 Shares
	OBP GS-Adjunct II:	0 Shares
	OBP Annex II	0 Shares
	OBP Management II:	0 Shares
	OBP Bermuda II:	0 Shares
	OBP Management Bermuda II:	0 Shares
	OBP Bermuda II Ltd.:	0 Shares
	Mr. Olivier:	0 Shares
	Mr. Ryan:	0 Shares
	Mr. Walton:	0 Shares
	Mr. Fleming:	0 Shares
	(ii)	Shared power to vote or to direct the vote
	OBP II:	1,835,545 Shares
	OBP Adjunct II:	1,835,545 Shares
	OBP GS-Adjunct II:	1,835,545 Shares
	OBP Annex II	1,835,545 Shares
	OBP Management II:	1,835,545 Shares
	OBP Bermuda II:	1,835,545 Shares
	OBP Management Bermuda II:	1,835,545 Shares
	OBP Bermuda II Ltd.:	1,835,545 Shares
	Mr. Olivier:	1,835,545 Shares
	Mr. Ryan:	1,835,545 Shares
	Mr. Walton:	1,835,545 Shares
	Mr. Fleming:	1,835,545 Shares
	(iii)	Sole power to dispose or to direct the disposition of
	OBP II:	0 Shares
	OBP Adjunct II:	0 Shares
	OBP GS-Adjunct II:	0 Shares
	OBP Annex II	0 Shares
	OBP Management II:	0 Shares
	OBP Bermuda II:	0 Shares
	OBP Management Bermuda II:	0 Shares
	OBP Bermuda II Ltd.:	0 Shares
	Mr. Olivier:	0 Shares
	Mr. Ryan:	0 Shares
	Mr. Walton:	0 Shares
	Mr. Fleming:	0 Shares
	(iv)	Shared power to dispose or to direct the disposition of
	OBP II:	1,835,545 Shares
	OBP Adjunct II:	1,835,545 Shares
	OBP GS-Adjunct II:	1,835,545 Shares
	OBP Annex II	1,835,545 Shares
	OBP Management II:	1,835,545 Shares
	OBP Bermuda II:	1,835,545 Shares
	OBP Management Bermuda II:	1,835,545 Shares
	OBP Bermuda II Ltd.:	1,835,545 Shares
	Mr. Olivier:	1,835,545 Shares
	Mr. Ryan:	1,835,545 Shares
	Mr. Walton:	1,835,545 Shares
	Mr. Fleming:	1,835,545 Shares

Each of OBP II, OBP Adjunct II, OBP GS-Adjunct II, OBP Annex II, OBP Management II, OBP Bermuda II, OBP Management Bermuda II, OBP Bermuda II Ltd., Mr. Olivier, Mr. Ryan, Mr. Walton and Mr. Fleming expressly disclaims beneficial ownership of any shares of Common Stock of Memory Pharmaceuticals Corp., except any shares held directly of record.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable. OBP II, OBP Adjunct II, OBP GS-Adjunct II, OBP Annex II, OBP Management II, OBP Bermuda II, OBP Management Bermuda II, OBP Bermuda II Ltd., Mr. Olivier, Mr. Ryan, Mr. Walton and Mr. Fleming expressly disclaim membership in a “group” as defined in Rule 13d-1(b)(ii)(J) of the Act.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below each of Oxford Bioscience Partners II L.P., Oxford Bioscience Partners (Adjunct) II L.P., Oxford Bioscience Partners (GS-Adjunct) II L.P., Oxford Bioscience Partners II (Annex) L.P., OBP Management II L.P., Oxford Bioscience Partners (Bermuda) II Limited Partnership, OBP Management (Bermuda) II Limited Partnership, OBP Management (Bermuda) II Ltd., Edmund M. Olivier, Cornelius T. Ryan, Alan G. Walton, and Jonathan J. Fleming certify that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.  We also hereby agree to file this statement jointly pursuant to the agreement set forth as Exhibit 1.

Dated: February 14, 2005

OXFORD BIOSCIENCE PARTNERS II L.P.

By: OBP Management II L.P., its general partner

	By:	/s/ Jonathan J. Fleming
Jonathan J. Fleming
General Partner

OXFORD BIOSCIENCE PARTNERS (ADJUNCT) II L.P.

By: OBP Management II L.P., its general partner

	By:	/s/ Jonathan J. Fleming
Jonathan J. Fleming
General Partner

OXFORD BIOSCIENCE PARTNERS (GS - ADJUNCT) II L.P.

By: OBP Management II L.P., its general partner

	By:	/s/ Jonathan J. Fleming
Jonathan J. Fleming
General Partner

OXFORD BIOSCIENCE PARTNERS II (ANNEX) L.P.

By: OBP Management II L.P., its general partner

	By:	/s/ Jonathan J. Fleming
Jonathan J. Fleming
General Partner

OBP MANAGEMENT II L.P.

	By:	/s/ Jonathan J. Fleming
Jonathan J. Fleming
General Partner

OXFORD BIOSCIENCE PARTNERS (BERMUDA) II LIMITED PARTNERSHIP

By: OBP Management (Bermuda) II Limited Partnership, its general partner

		By:	/s/ Jonathan J. Fleming
Jonathan J. Fleming
General Partner

OBP MANAGEMENT (BERMUDA) II LIMITED PARTNERSHIP

		By:	/s/ Jonathan J. Fleming
Jonathan J. Fleming
General Partner

OBP MANAGEMENT (BERMUDA) II LTD.

		By:	/s/ Jonathan J. Fleming
Jonathan J. Fleming
General Partner

*
Edmund M. Olivier

/s/ Cornelius T. Ryan
Cornelius T. Ryan

/s/ Alan G. Walton
Alan G. Walton

/s/ Jonathan J. Fleming
Jonathan J. Fleming

*By:	/s/ Raymond Charest
Raymond Charest as Attorney-in-Fact

This Schedule 13G was executed by Raymond Charest pursuant to Powers of Attorney, filed with the Securities and Exchange Commission on February 12, 1999, which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit 2.